Mobile Lads Corp.
                      83 Ducie Street, Manchester, M1 2JQ,
                                 United Kingdom
                             Phone: + 1 786 404 1183
                         e-mail:mobileladscorp@gmail.com

                                                                  August 1, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Larry Spirgel, Assistant Director

Re: Mobile Lads Corp.
    Registration Statement on Form S-1
    Filed July 1, 2013
    File No. 333-189723

Dear Kate Beukenkamp:

     Mobile Lads Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amendment") in response to the Commission's comments, dated July 19, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on July 1, 2013.

     In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term "our" or "we" as used herein refers to the Company):

GENERAL

1. Please revise your disclosure to prominently identify the company as a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note that throughout your disclosure you indicate that you have primarily been engaged in organizational activities, and that you do not have sufficient capital for operations.

Respond: We have revised our document to prominently identify the company as a shell company.

2. Please revise your disclosure to prominently highlight the limited transferability of your common stock due to unavailability of Rule 144 for resales because of your shell company status. Identify the earliest that Rule 144 resales will be available and the resulting effects on liquidity.

Respond: We have revised our document to prominently highlight the limited transferability of our common stock.
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3.   We note reference to third party information throughout the prospectus, including, but not limited to, references to information from your Mobile Planet UK report. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us whether any referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Respond: We have revise our document.

4. We note that you refer to sole your sole executive officer, Iouri Baltchougov, as both "her" and "he." Please revise your disclosure for consistency.

Respond: We have revised our documents for consistency.

PROSPECTUS SUMMARY, PAGE 3

5. In this section you state that you were incorporated in Nevada on March 26, 2013. Later in this section you state that your financial statements are from the date of inception of March 26, 2011. Please reconcile and revise as appropriate.

Respond: We have reconcile and revise as appropriate.

6. You state that, "To date, we have developed our business plan and executed [a] Contract with `Twilio Inc.'" Please revise your disclosure to discuss whether this contract is in writing and disclose other material terms. File this exhibit pursuant to Item 601(b) (10) of Regulation S-K as appropriate.

Respond: We have revised our document and filed agreement as an exhibit 10.3.

MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 17

12 MONTH PLAN OF OPERATION, PAGE 19

7. Please disclose what alternative financing plans the Company may pursue in the event that Mr. Baltchougov, Chairman and President, is unable or unwilling to advanced funds to pay for offering costs, filing fees, and registration costs of your Company. We note the Company has only $6,900 of cash on hand and is dependent on the verbal commitment of Mr. Baltchougov to cover these costs and needs to raise a minimum of $30,000 from this offering.

Respond: We will consider selling additional shares of our common stock. We currently do not have any such arrangements in place.

8. Please expand your discussion in the first paragraph under this heading to describe in greater detail how your planned operation of SMS technology products and services are related to your potential suitable clients.

Respond: We have revised our document.

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9.   Explain in greater detail the meaning of "automation capabilities." Expand your discussion describing "campaigns" clients would manage. Last, revise to describe your "management system" including what specific products or services it aims to provide and what hardware or other fixed assets are required.

Respond: We have revised our document.

10. We note your milestones on page 20. Please revise your disclosure to discuss what role your planned website will play in your planned business operations. For example, is it solely an advertising platform, or critical to signing-up or otherwise managing clients or collecting revenues?

Respond: We have revised our disclosure.

11.  Make clear that you currently do not have a functioning website.

Respond: We made it clear in our document that we do not have a functioning website at the moment.

12. Revise your disclosure to explain what kind of parties or entities you are referring to as "providers." Discuss in greater detail the cost structure of $200/month or $1,200/6 months. Please explain how these figures increase should you raise additional capital. For example, is the increase in expense tied to volume or enhanced services?

Respond: We have revised our disclosure.

TOTAL COST OF ALL OPERATIONS: $80,000

13. Please revise the final paragraph under this heading on page 24 to add context to how it relates to your business or plan of operations. It is unclear how this information relates to your overall disclosure.

Respond: Final paragraph is edited and removed as unrelated.

DESCRIPTION OF BUSINESS, PAGE 28

GENERAL

14. Please provide a basis for the statement that "mobile advertising is quickly becoming one of the most effective way[s] to reach target audiences anytime and anywhere," for example, by stating that this is your belief.

Respond: We have revised our document.

15. Please revise your disclosure to make clear exactly what product or service you intend to provide. We note your examples of scenarios on page 32. Additionally, you discuss contracting with Twilio Inc. a company that builds and provides services you discuss as being your business. It is unclear what role you play in developing a product or service, or delivering messages and content to users.

Respond: We have revised our disclosure.

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
SERVICE IMPLEMENTATION, PAGE 32

16. In the second paragraph under this heading, you state that as compared to calling a phone to deliver a message, an SMS marketing platform takes a shorter time to implement and has a "much greater response rate." Please revise this section to provide support for this statement. Additionally, you indicate that one reason phone calls are less successful is due to users driving or other activities. Please explain how an SMS message would be better received as it similarly diverts attention from an activity.

Respond: We have revised our document.

REVENUE, PAGE 33

17. Please expand your discussion about what form your planned "business partnerships" will take.

Respond: We have revised our document.

18. Please revise your disclosure to provide context for the resources, technology capabilities and staff that may be required to develop additionally revenue "by creating mobile friendly Web Sites and implementing QR Codes into marketing campaign[s]."

Respond: We have revised our disclosure.

19. Please explain how your planned mobile application websites will cost you only $10.00 to create and that QR Code creation option would be free to you. We note that to develop your own standard website costs significantly more and that you currently do not have any staff to develop such technology or content.

Respond: We have revised our document.

INSURANCE, PAGE 34

20. Please expand your disclosure to explain the sentence under this heading and discussing future insurance needs, for example.

Respond: We have expended our disclosure.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTION, PAGE 37

21. We note that your sole officer and director, Iouri Baltchougov, advanced you $3,700. Please revise your disclosure to reflect the existence of the Loan Agreement filed as Exhibit 10.1.

Respond: We have revised our disclosure to reflect the existence of the Loan Agreement filed as Exhibit 10.1.

DESCRIPTION OF SECURITIES, PAGE 40

GENERAL, PAGE 40

22. You reference two stockholders of record of your 3.5 million shares outstanding. We note that Mr. Baltchougov is identified as one. Identify the other.

Respond: We have revised our document.

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FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2013

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS, PAGE F-1

23. Please have your auditor correct their report to reference Note 2 in the financial statements regarding the going concern opinion. The current reference to Note 7 to Commitments and Contingencies is incorrect.

Respond: Our auditor has corrected his report to reference Note 2

NOTE 1, ORGANIZATION AND NATURE OF BUSINESS, PAGE F-6

24. Please tell us and disclose the nature of your business in accordance with ASC 915. We note that your disclosures statements "our business is distribution of redemption machines" which is not consistent with the nature of your business described elsewhere in the filing.

Respond: We have revised our statement.

NOTE 2, GOING CONCERN, PAGE F-6

25. Please tell us and disclose when the company anticipates commencing its planned principal operations. We note your disclosure states that you have not completed efforts to establish a stabilized source of revenues sufficient to cover operating costs, but elsewhere you disclose the Company has not commenced its planned principal operations. You should also avoid implying in your disclosures that you have generated any revenues to date or have positive working capital when, in fact, working capital is negative.

Respond: We have revised our document.

NOTE 4, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED), PAGE F-7

26. Please amend to reflect that this is the continuation of Note 3 from page F-6 and renumber the succeeding notes accordingly.

Respond: We have revised our document.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and email addresses.

                                Very truly yours,


                                /s/ Iouri Baltchougov
                                ----------------------------------
                                Iouri Baltchougov

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